Exhibit (n)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 1, 2017 with respect to the consolidated financial statements, including the selected per share data and ratios, of Capital Southwest Corporation for the year ended March 31, 2017 and our report dated September 7, 2017 with respect to the Senior Securities Table, which are contained in the Prospectus and Registration Statement. We consent to the use of the aforementioned reports in the Prospectus and Registration Statement, and to the use of our name as it appears under the captions “Selected Financial Data”, “Senior Securities” and “Independent Registered Public Accounting Firm.”

/s/ GRANT THORNTON LLP

Dallas, TX
September 7, 2017